Exhibit 99.2
                        Management Discussion & Analysis
(All monetary amounts are in thousands of U.S. dollars, except where otherwise noted.)
Management of Algonquin Power & Utilities Corp. (“APUC” or the “Company” or the “Corporation”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three months ended March 31, 2018. This Management Discussion & Analysis (“MD&A”) should be read in conjunction with APUC’s unaudited consolidated financial statements for the three months ended March 31, 2018 and 2017. The MD&A should also be read in conjunction with APUC's annual audited financial statements for the years ended December 31, 2017 and 2016, and the annual MD&A for the year ended December 31, 2017. This material is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar, and on the APUC website at www.AlgonquinPowerandUtilities.com. Additional information about APUC, including the most recent Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
Unless otherwise indicated, financial information provided for the quarters ended March 31, 2018 and 2017 has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
Effective January 1, 2018, the Company elected to change its presentation currency from the Canadian dollar (“Cdn” or “C$”) to the United States dollar (“U.S.$” or “$”). As such, APUC's interim and annual consolidated financial statements will be reported in U.S. dollars. The Company applied the change to a U.S. dollar presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency. As a result, all dollar amounts in this MD&A are expressed in U.S. dollars, unless otherwise specified. See the Critical Accounting Estimates and Policies section of this MD&A.
This MD&A is based on information available to management as of May 10, 2018.

Caution Concerning Forward-looking Statements, Forward-looking Information and non-GAAP Measures
Forward-looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but are not limited to, statements relating to: expected future growth and results of operations; liquidity, capital resources and operational requirements; rate cases, including resulting decisions and rates and expected impacts and timing; sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings; expectations regarding the use of proceeds from equity financing; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results and completion dates; expectations regarding the cost of operations, capital spending and maintenance, and the variability of those costs; expected future capital investments, including expected timing, investment plans, sources of funds and impacts; expectations regarding generation availability, capacity and production; expectations regarding the outcome of existing or potential legal and contractual claims and disputes; expectations regarding the ability to access the capital market on reasonable terms; strategy and goals; contractual obligations and other commercial commitments; environmental liabilities; dividends to shareholders; expectations regarding the impact of tax reforms; credit ratings; anticipated growth and emerging opportunities in APUC’s target markets; accounting estimates; interest rates; currency exchange rates; and commodity prices. All forward-looking information is given pursuant to the “safe harbor” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational disruptions or liability due to natural disasters or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cyber security; favourable relations with external stakeholders; and favourable labour relations.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	2

strategy; delays and cost overruns in the design and construction of projects; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures; Atlantica or the Corporation’s joint venture with Abengoa acting in a manner contrary to the Corporation’s best interests; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; and fluctuations in the price and liquidity of the Corporation’s Common Shares. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading “Enterprise Risk Management” and in the Corporation's most recent AIF.
Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by law. All forward-looking information contained herein is qualified by these cautionary statements.
Non-GAAP Financial Measures
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are used throughout this MD&A. The terms “Adjusted Net Earnings”, “Adjusted Funds from Operations”, "Adjusted EBITDA", "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are not recognized measures under U.S. GAAP. There is no standardized measure of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit"; consequently, APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit" can be found throughout this MD&A.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. For 2017, the one-time impact of the revaluation of U.S. non-regulated net deferred income tax assets as a result of the U.S. federal corporate income tax rate reduction from 35% to 21% enacted in December 2017 is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

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Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with GAAP, and can be impacted positively or negatively by these items.
Net Energy Sales
Net Energy Sales is a non-GAAP measure used by investors to identify revenue after commodity costs used to generate revenue where such revenue generally increases or decreases in response to increases or decreases in the cost of the commodity used to produce that revenue. APUC uses Net Energy Sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the rates that are charged to customers. APUC believes that analysis and presentation of Net Energy Sales on this basis will enhance an investor’s understanding of the revenue generation of its businesses. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP.
Net Utility Sales
Net Utility Sales is a non-GAAP measure used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. APUC uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. APUC believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor’s understanding of the revenue generation of its utility businesses. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP.
Divisional Operating Profit
Divisional Operating Profit is a non-GAAP measure. APUC uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of Hypothetical Liquidation at Book Value (“HLBV”) income, which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP.
Capitalized terms used herein and not otherwise defined will have the meanings assigned to them in the Company's most recent AIF.

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Overview and Business Strategy
APUC is incorporated under the Canada Business Corporations Act. APUC owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission utility assets which are expected to deliver predictable earnings and cash flows. APUC seeks to maximize total shareholder value through real per share growth in earnings and cash flows to support a growing dividend and share price appreciation.
APUC’s current quarterly dividend to shareholders is $0.1282 per common share or $0.5128 per common share per annum. Based on exchange rates as at May 9, 2018, the quarterly dividend is equivalent to C$0.1648 per common share or C$0.6592 per common share per annum. APUC believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within APUC to fund growth opportunities. Changes in the level of dividends paid by APUC are at the discretion of the APUC Board of Directors (the “Board”), with dividend levels being reviewed periodically by the Board in the context of cash available for distribution and earnings together with an assessment of the growth prospects available to APUC. APUC strives to achieve its results in the context of a moderate risk profile consistent with top-quartile North American power and utility operations.
APUC's operations are organized across two primary North American business units consisting of: the Liberty Power Group, which owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets; and the Liberty Utilities Group, which owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems, and transmission operations. APUC also owns a 25% beneficial stake in Atlantica Yield plc (NYSE: AY) ("Atlantica"), a company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission, and water assets.
Liberty Power Group
The Liberty Power Group generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable power generation and clean power generation facilities located across North America. The Liberty Power Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.
The Liberty Power Group owns or has interests in hydroelectric, wind, solar, and thermal facilities with a combined generating capacity of approximately 1.6 GW. Approximately 88% of the electrical output from the hydroelectric, wind, and solar generating facilities is sold pursuant to long term contractual arrangements which as of March 31, 2018 had a production-weighted average remaining contract life of approximately 15 years.
Liberty Utilities Group
The Liberty Utilities Group operates a diversified portfolio of regulated utility systems throughout the United States serving approximately 763,000 customers. The Liberty Utilities Group provides safe, high quality, and reliable services to its customers and seeks to deliver stable and predictable earnings to APUC. In addition to encouraging and supporting organic growth within its service territories, the Liberty Utilities Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.
The Liberty Utilities Group's regulated electrical distribution utility systems and related generation assets are located in the States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas. The electric utility systems in total serve approximately 265,000 electric connections and operate a fleet of generation assets with a net capacity of approximately 1.4 GW.
The Liberty Utilities Group's regulated natural gas distribution utility systems are located in the States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire and Missouri serving approximately 337,000 natural gas connections.
The Liberty Utilities Group's regulated water distribution and wastewater collection utility systems are located in the States of Arizona, Arkansas, California, Illinois, Missouri, and Texas which together serve approximately 161,000 connections.
Corporate Development
The Company is an experienced developer of renewable power generation projects. Current projects under development, when constructed, will add approximately 286 MW of generation capacity from wind and solar powered generating facilities and, when completed and on-line, will have a production-weighted average contract life of approximately 23 years. APUC has created a new joint venture, Abengoa-Algonquin Global Energy Solutions ("AAGES"), with Seville, Spain-based Abengoa, S.A (MCE: ABG) ("Abengoa"). Through the recently formed AAGES joint venture, the company is pursuing the development and construction of global clean energy and water infrastructure assets.

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2018 Major Highlights
Corporate Highlights
Strong Quarter of Operating Results
APUC recorded a strong three months of operating results relative to the same period last year.

(all dollar amounts in $ millions except per share information)	Three Months Ended March 31
	2018	2017	Change
Net earnings attributable to shareholders	$17.6	$19.3	(9)%
Adjusted Net Earnings	$141.0	$66.5	112%
Adjusted EBITDA	$279.2	$192.3	45%
Net earnings per common share	$0.04	$0.05	(20)%
Adjusted Net Earnings per common share	$0.32	$0.19	68%
Annual dividend increased from $0.466 to $0.5128 and Declaration of 2018 Second Quarter Dividend of $0.1282 (C$0.1648) per Common Share
APUC targets an industry leading annual growth of dividends payable to shareholders underpinned by increases in earnings and cash flows. Management believes that the increase in dividends is consistent with APUC's stated strategy of delivering total shareholder return comprised of attractive current dividend yield and capital appreciation. Bolstered by strong earnings and cash flows, the Board approved a dividend increase of $0.0468 per common share, an increase of 10% over the previous dividend rate.
On May 10, 2018, APUC announced that the Board of APUC declared a second quarter 2018 dividend of $0.1282 per common share payable on July 13, 2018 to shareholders of record on June 29, 2018. Based on the Bank of Canada exchange rate on the declaration date, the Canadian dollar equivalent for the second quarter 2018 dividend is set at C$0.1648 per common share.
The previous four quarter equivalent Canadian dollar dividends per common share have been as follows:

	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Total
U.S. dollar dividend	$0.1165	$0.1165	$0.1165	$0.1282	$0.4777
Canadian dollar equivalent	$0.1480	$0.1478	$0.1492	$0.1648	$0.6098
Completed formation of AAGES Joint Venture with Abengoa
On March 9, 2018, APUC completed the previously announced formation of AAGES. AAGES has a current staff of 20 people experienced in the development and construction of global clean energy and water infrastructure assets.
Investment in Atlantica Yield
On March 9, 2018, APUC completed the previously announced purchase of a 25% equity interest in Atlantica for a total purchase price of approximately $608 million, based on a price of $24.25 per ordinary share of Atlantica, plus a contingent payment of up to $0.60 per share payable two years after closing, subject to certain conditions.
On April 17, 2018, APUC announced that it entered into an agreement with an entity related to Abengoa to purchase an additional approximately 16.5% equity interest in Atlantica for a total purchase price of approximately $345 million, based on a price of $20.90 per ordinary share of Atlantica. The additional acquisition is expected to close in the second or third quarter of 2018, subject to certain governmental approvals and other closing conditions. No shareholder approvals are required.
C$445 Million Common Equity Financing
On April 24, 2018, APUC closed the sale of approximately 37.5 million of its common shares to certain institutional investors at a price of C$11.85 per share, for gross proceeds of approximately C$445 million. The proceeds of the offering are anticipated to be utilized in the short term to pay down existing indebtedness and subsequently, in part, to finance the purchase of an additional approximately 16.5% interest in Atlantica.
Change to U.S. Dollar Reporting
Effective the first quarter of 2018, APUC's interim and annual consolidated financial statements will be reported in U.S. dollars.
Over 90% of APUC's consolidated revenue, EBITDA, and assets are derived from operations in the United States. In addition, APUC's dividend is denominated in U.S. dollars and the Company's common shares are listed on the New York Stock Exchange.

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The Company believes that the change in reporting to U.S. dollars will provide improved information to investors and allow for better assessment of its results without the effects of the change in currency on 90% of its operations.
Liberty Power Group Highlights
Completion of the Great Bay Solar Project
On March 29, 2018, the Great Bay Solar Facility achieved commercial operations ("COD"). The project consists of a 75 MWac solar powered electric generating development project comprised of four sites located in Somerset County in southern Maryland. The Great Bay Solar Facility is the Liberty Power Group's fourth solar generating facility and consists of 300,000 solar panels and is expected to generate 146.0 GW-hrs of energy per year, with all energy sold to the U.S. Government Services pursuant to a 10 year Power Purchase Agreement ("PPA"), with a 10 year extension option.
Liberty Utilities Group Highlights
Progress Made on "Greening of the Fleet"
In 2017, The Empire District Electric Company ("Empire") proposed to its regulators in Missouri, Kansas, Oklahoma, and Arkansas a Customer Savings Plan which would phase out its Asbury Coal Generation Facility and expand its wind resources with the development of additional wind generation in or near its service territory by the end of 2020. The plan projects cost savings for customers of $172.0 - $325.0 million over a twenty-year period.
On April 2, 2018, a Joint Stipulation and Settlement Agreement was reached by all stakeholders in Oklahoma. On April 24, 2018, the staff of the Missouri Public Service Commission as well the intervenor representing large industrial users agreed to the development of 600 MW of wind energy generation to serve Empire's customers. Final orders from all jurisdictions are anticipated by the third quarter of 2018.
Settlement of EnergyNorth Gas System Rate Case
On April 27, 2018, the New Hampshire Public Utilities Commission (“NHPUC”) issued its order approving a net $11.1 million revenue increase effective May 1, 2018, inclusive of changes from the effects of the Tax Cuts and Jobs Act ("U.S. Tax Reform"). In addition, the order approved full revenue decoupling mechanisms and a Return on Equity ("ROE") of 9.3%. An additional one-time $1.3 million recoupment is to be collected from customers to make whole the difference between the permanent rates and the temporary rates authorized on July 1, 2017. See Regulatory Proceedings for further details.
2018 First Quarter Results From Operations

Key Financial Information	Three Months Ended March 31
(all dollar amounts in $ millions except per share information)	2018	2017
Revenue	$494.8	$421.7
Net earnings attributable to shareholders	17.6	19.3
Cash provided by operating activities	97.0	55.5
Adjusted Net Earnings[1]	141.0	66.5
Adjusted EBITDA[1]	279.2	192.3
Adjusted Funds from Operations[1]	179.9	156.7
Dividends declared to common shareholders	50.6	45.1
Weighted average number of common shares outstanding	432,821,235	343,549,831
Per share
Basic net earnings	$0.04	$0.05
Diluted net earnings	$0.04	$0.05
Adjusted Net Earnings[1,2]	$0.32	$0.19
Dividends declared to common shareholders	$0.12	$0.12

1	See Non-GAAP Financial Measures
2	APUC uses per share Adjusted Net Earnings to enhance assessment and understanding of the performance of APUC.
For the three months ended March 31, 2018, APUC experienced an average exchange rate of Canadian to U.S. dollar of approximately 0.7906 as compared to 0.7559 in the same period in 2017. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s Canadian entities is affected by a change in the average exchange

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rate upon conversion to APUC’s reporting currency. For the three months ended March 31, 2017, APUC's Canadian entities represented approximately 7% of APUC consolidated Adjusted EBITDA.
For the three months ended March 31, 2018, APUC reported total revenue of $494.8 million as compared to $421.7 million during the same period in 2017, an increase of $73.1 million. The major factors resulting in the increase in APUC revenue in the three months ended March 31, 2018 as compared to the corresponding period in 2017 are set out as follows:

(all dollar amounts in $ millions)	Three Months Ended March 31
Comparative Prior Period Revenue	$421.7
LIBERTY POWER GROUP
Existing Facilities
Hydro: Decrease is primarily due to the recognition of a bonus payment from Hydro Quebec in the prior year as well as a production and rate decrease in the Maritimes Region.	(1.9)
Wind U.S.: Increase is primarily due to higher overall production.	0.5
Wind Canada: Increase is primarily due to increased production and annual rate increases.	0.4
Solar Canada: Decrease due to lower production.	(0.1)
Thermal: Increase is primarily due to higher overall production as well as a new capacity-based contract at the Sanger Thermal Facility.	5.1
4.0
New Facilities
Wind U.S.: Acquisition of the Deerfield Wind Facility in March 2017.	7.1
Solar U.S.: Great Bay Solar achieved full COD in March 2018.	0.5
7.6
Foreign Exchange	0.9

LIBERTY UTILITIES GROUP
Existing Facilities
Electricity: Increase is primarily due to colder weather and higher heating degree days which resulted in an increase in commodity pass-through costs at the Empire Electric System.	29.5
Gas: Increase is primarily due to colder weather which resulted in higher consumption and pass-through commodity costs at the Midstates, EnergyNorth, and New England Gas Systems.	32.5
Water: Decrease is primarily due to divestiture of the Mountain Water System from condemnation proceedings on June 22, 2017.	(4.9)
Other:	(0.2)
56.9
Rate Cases
Electricity: Implementation of new rates at the Granite State and Calpeco Electric Systems.	1.8
Gas: Implementation of new rates at the EnergyNorth and Midstates Gas Systems.	1.9
3.7
Current Period Revenue	$494.8
A more detailed discussion of these factors is presented within the business unit analysis.
For the three months ended March 31, 2018, net earnings attributable to shareholders totaled $17.6 million as compared to $19.3 million during the same period in 2017, a decrease of $1.7 million or 8.8%. The decrease was due to a $1.5 million increase in administration charges, $6.1 million increase in depreciation and amortization expenses, $0.2 million increase in foreign exchange loss, a $117.0 million decrease due to change in fair value of investment carried at fair value and a $18.7 million increase in income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses). These items were partially offset by a $13.5 million increase in earnings from operating facilities, $64.1 million increase in net effect of non-controlling interests, $8.2 million increase in interest, dividend, equity and other income, $1.2 million increase in gains on long lived assets, $1.1 million decrease in loss from derivative instruments, $13.4 million decrease in interest expense on convertible debentures, $2.1 million decrease in pension and post-employment non-service costs and a $38.2 million decrease in acquisition related costs as compared to the same period in 2017.

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During the three months ended March 31, 2018, cash provided by operating activities totaled $97.0 million as compared to cash provided by operating activities of $55.5 million during the same period in 2017. During the three months ended March 31, 2018, Adjusted Funds from Operations totaled $179.9 million compared to Adjusted Funds from Operations of $156.7 million during the same period in 2017. The change in Adjusted Funds from Operations in the three months ended March 31, 2018 is primarily due to increased earnings from operations (including Empire) as compared to the same period in 2017.
During the three months ended March 31, 2018, Adjusted EBITDA totaled $279.2 million as compared to $192.3 million during the same period in 2017, an increase of $86.9 million or 45.2%. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Financial Measures).
2018 Adjusted EBITDA Summary
Adjusted EBITDA in the three months ended March 31, 2018 totaled $279.2 million as compared to $192.3 million during the same period in 2017, an increase of $86.9 million or 45.2%. The breakdown of Adjusted EBITDA (see Non-GAAP Financial Measures) by the company's main operating segments and summaries of changes are shown below.

Adjusted EBITDA by segment	Three Months Ended March 31
(all dollar amounts in $ millions)	2018	2017
Liberty Power Group Operating Profit	$130.5	$52.8
Liberty Utilities Group Operating Profit	161.3	152.6
Administration Expenses	(12.6)	(11.1)
Other Income & Expenses	$—	$(2.0)
Total Algonquin Power & Utilities Adjusted EBITDA	$279.2	$192.3
Change in Adjusted EBITDA ($)	$86.9
Change in Adjusted EBITDA (%)	45.2%

Change in Adjusted EBITDA Breakdown
(all dollar amounts in $ millions)	Generation	Utilities	Corporate	Total
Prior period Balances	$52.8	$152.6	$(13.1)	$192.3
Existing Facilities	55.0	5.0	2.0	62.0
New Facilities	21.8	—	—	21.8
Rate Cases	—	3.7	—	3.7
Foreign Exchange Impact	0.9	—	—	0.9
Administration Expenses	—	—	(1.5)	(1.5)
Total change during the period	$77.7	$8.7	$0.5	$86.9
Current Period Balances	$130.5	$161.3	$(12.6)	$279.2

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LIBERTY POWER GROUP
The Liberty Power Group generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable power generation and clean power generation facilities located across North America. The Liberty Power Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.
The Liberty Power Group owns or has interests in hydroelectric, wind, solar, and thermal facilities with a combined generating capacity of approximately 1.6 GW. Approximately 88% of the electrical output from the hydroelectric, wind, and solar generating facilities is sold pursuant to long term contractual arrangements which as of March 31, 2018 had a production-weighted average remaining contract life of approximately 15 years.
The Liberty Power Group, through its investment in AAGES, pursues development and construction of global clean energy and water infrastructure assets.

2018 Electricity Generation Performance
	Long Term Average Resource	Three Months Ended March 31
(Performance in GW-hrs sold)		2018	2017
Hydro Facilities:
Maritime Region	27.5	28.1	34.4
Quebec Region	56.0	62.4	61.6
Ontario Region	38.3	36.2	35.0
Western Region	9.6	8.8	10.2
	131.4	135.5	141.2
Wind Facilities:
St. Damase	20.9	22.5	21.0
St. Leon	121.4	116.6	113.1
Red Lily[1]	23.2	24.6	23.7
Morse	30.5	27.3	25.4
Sandy Ridge	47.1	52.7	50.8
Minonk	187.4	212.1	206.4
Senate	151.3	141.5	148.4
Shady Oaks	108.2	114.9	110.5
Odell	230.5	230.8	231.3
Deerfield[2]	160.4	183.5	73.7
	1,080.9	1,126.5	1,004.3
Solar Facilities:
Cornwall	2.6	2.2	2.5
Bakersfield I	9.1	9.1	8.7
Bakersfield II	3.8	4.1	3.9
Great Bay Solar[3]	8.3	6.9	—
	23.8	22.3	15.1
Renewable Energy Performance	1,236.1	1,284.3	1,160.6

Thermal Facilities:
Windsor Locks	N/A4	34.4	30.0
Sanger	N/A4	53.3	15.1
		87.7	45.1
Total Performance		1,372.0	1,205.7

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1	APUC owns a 75% equity interest in the Red Lily Wind Facility. The production figures represent full energy produced by the facility.
2
The Deerfield Wind Facility achieved COD on February 21, 2017 and was treated as an equity investment until March 14, 2017 at which time the Company acquired the remaining 50% ownership in the facility. The production noted above represents all production from the date of COD.

3
The Great Bay Solar Facility achieved COD on March 29, 2018 in accordance with the terms of the PPA, however, the facility was partially operational prior to that date. The LTAR and production data includes all energy produced during the quarter.

4	Natural gas fired co-generation facility.
2018 First Quarter Liberty Power Group Performance
For the three months ended March 31, 2018, the Liberty Power Group generated and sold 1,372.0 GW-hrs of electricity as compared to 1,205.7 GW-hrs during the same period of 2017.
For the three months ended March 31, 2018, the hydro facilities generated 135.5 GW-hrs of electricity as compared to 141.2 GW-hrs produced in the same period in 2017, a decrease of 4.0%. Electricity generated represented 103.1% of long-term average resources ("LTAR") as compared to 107.5% during the same period in 2017.
For the three months ended March 31, 2018, the wind facilities produced 1,126.5 GW-hrs of electricity as compared to 1,004.3 GW-hrs produced in the same period in 2017, an increase of 12.2%. The higher generation was primarily due to the addition of the Deerfield Wind Facility which achieved COD on February 21, 2017. This increase was partially offset by lower production at the Senate Wind Facility. During the three months ended March 31, 2018, the wind facilities (excluding the Deerfield Wind Facility) generated electricity equal to 102.4% of LTAR as compared to 101.1% during the same period in 2017.
For the three months ended March 31, 2018, the solar facilities generated 22.3 GW-hrs of electricity as compared to 15.1 GW-hrs of electricity in the same period in 2017, an increase of 47.7%. The increase in production is primarily due to the addition of the Great Bay Solar Facility. The solar facilities (excluding Great Bay Solar) production was 0.6% below its LTAR as compared to 2.6% below in the same period in 2017.
For the three months ended March 31, 2018, the thermal facilities generated 87.7 GW-hrs of electricity as compared to 45.1 GW-hrs of electricity during the same period in 2017. During the same period, the Windsor Locks Thermal Facility generated 184.7 billion lbs of steam as compared to 166.5 billion lbs of steam during the same period in 2017.

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2018 Liberty Power Group Operating Results
	Three Months Ended March 31
(all dollar amounts in $ millions)	2018	2017
Revenue[1]
Hydro	$11.8	$13.2
Wind	42.9	33.3
Solar	2.0	1.6
Thermal	11.2	6.1
Total Revenue	$67.9	$54.2
Less:
Cost of Sales - Energy[2]	(1.5)	(1.3)
Cost of Sales - Thermal	(7.4)	(4.2)
Realized gain/(loss) on hedges[3]	—	(0.6)
Net Energy Sales	$59.0	$48.1
Renewable Energy Credits[4]	2.5	3.7
Other Revenue	0.1	0.1
Total Net Revenue	$61.6	$51.9
Expenses & Other Income
Operating expenses	(18.6)	(14.5)
Interest, dividend, equity and other income	8.8	0.9
HLBV income[5]	78.7	14.5
Divisional Operating Profit[6,7]	$130.5	$52.8

1
While most of the Liberty Power Group's PPAs include annual rate increases, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year.

2
Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.

3	See unaudited interim financial statements note 20(b)(iv).
4
Qualifying renewable energy projects receive Renewable Energy Credits ("REC") for the generation and delivery of renewable energy to the power grid. The energy credit certificates represent proof that 1 MW of electricity was generated from an eligible energy source.

5
HLBV income represents the value of net tax attributes earned by the Liberty Power Group in the period primarily from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities.

6	Certain prior year items have been reclassified to conform to current year presentation.
7	See Non-GAAP Financial Measures.

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2018 First Quarter Operating Results
For the three months ended March 31, 2018, the Liberty Power Group's facilities generated $130.5 million of operating profit as compared to $52.8 million during the same period in 2017, which represents an increase of $77.7 million or 147.2%, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three Months Ended March 31
Prior Period Operating Profit	$52.8
Existing Facilities
Hydro: Decrease is primarily due to the recognition of a bonus payment from Hydro Quebec in the prior year.	(1.8)
Wind Canada: Increase is primarily due to increased production and annual rate increases, partially offset by an increase in operating expenses.	0.3
Wind U.S.: HLBV income acceleration resulting from U.S. Tax Reform.	54.8
Solar Canada: Decrease is primarily due to lower production.	(0.1)
Solar U.S.: HLBV income acceleration resulting from U.S. Tax Reform.	1.1
Thermal: Increase is primarily due to higher overall production as well as a new capacity-based contract at the Sanger Thermal Facility, partially offset by an increase in fuel costs.	1.2
Other:	(0.5)
55.0
New Facilities
Wind U.S.: Acquisition of Deerfield Wind Facility in March 2017.	13.1
Solar U.S.: Great Bay Solar achieved full COD in March 2018.	1.1
Atlantica: Dividends received from the 25% equity interest in Atlantica acquired on March 9, 2018.	7.6
21.8
Foreign Exchange	0.9
Current Period Divisional Operating Profit	$130.5

As a result of U.S. Tax Reform, the differential membership interests associated with the Company's renewable energy projects in the U.S. that utilized tax equity were remeasured. This remeasurement resulted in an acceleration of income associated with HLBV in the amount of $55.9 million for the existing Wind U.S. and Solar U.S. facilities at the Liberty Power Group. Over the remaining life of existing tax equity structures of APUC, U.S. Tax Reform on balance has not materially affected, either positively or negatively, the economic benefits of the underlying tax equity structures in total.

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LIBERTY UTILITIES GROUP
The Liberty Utilities Group operates rate-regulated utilities that provide distribution services to approximately 763,000 connections in the natural gas, electric, water and wastewater sectors. The Liberty Utilities Group's strategy is to grow its business organically and through business development activities while using prudent acquisition criteria.  The Liberty Utilities Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing connections in the communities in which it operates.

Utility System Type	As at March 31
	2018		2017
(all dollar amounts in $ millions)	Assets	Total Connections[1]	Assets	Total Connections[1]
Electricity	$2,410.1	265,000	$2,471.1	263,000
Natural Gas	976.3	337,000	917.5	335,000
Water and Wastewater	460.0	161,000	525.8	182,000
Total	$3,846.4	763,000	$3,914.4	780,000

Accumulated Deferred Income Taxes Liability	$410.8		$639.1

1	Total Connections represents the sum of all active and vacant connections.
The Liberty Utilities Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution systems are comprised of regulated electrical distribution utility systems and serve approximately 265,000 connections in the states of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and serve approximately 337,000 connections located in the states of New Hampshire, Illinois, Iowa, Missouri, Georgia, and Massachusetts.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and serve approximately 161,000 connections located in the states of Arkansas, Arizona, California, Illinois, Missouri and Texas.
2018 First Quarter Usage Results

Electric Distribution Systems	Three Months Ended March 31
	2018	2017
Average Active Electric Connections For The Period
Residential	224,500	223,400
Commercial and industrial	37,700	39,000
Total Average Active Electric Connections For The Period	262,200	262,400

Customer Usage (GW-hrs)
Residential	703.7	643.3
Commercial and industrial	936.4	818.5
Total Customer Usage (GW-hrs)	1,640.1	1,461.8
For the three months ended March 31, 2018, the electric distribution systems' usage totaled 1,640.1 GW-hrs as compared to 1,461.8 GW-hrs for the same period in 2017, an increase of 178.3 GW-hrs or 12.2% primarily due to more heating degree days at the Empire Electric System.

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Natural Gas Distribution Systems	Three Months Ended March 31
	2018	2017
Average Active Natural Gas Connections For The Period
Residential	292,300	291,200
Commercial and industrial	32,200	32,200
Total Average Active Natural Gas Connections For The Period	324,500	323,400

Customer Usage (MMBTU)
Residential	9,410,000	8,445,000
Commercial and industrial	6,150,000	4,842,000
Total Customer Usage (MMBTU)	15,560,000	13,287,000
For the three months ended March 31, 2018, usage at the natural gas distribution systems totaled 15,560,000 MMBTU as compared to 13,287,000 MMBTU during the same period in 2017, an increase of 2,273,000 MMBTU, or 17.1%. The increase is due to a higher number of heating degree days experienced in the Midstates, Peach State and Empire Gas Systems.

Water and Wastewater Distribution Systems	Three Months Ended March 31
	2018	2017
Average Active Connections For The Period
Wastewater connections	41,800	40,800
Water distribution connections	112,600	134,800
Total Average Active Connections For The Period	154,400	175,600

Gallons Provided
Wastewater treated (millions of gallons)	568	589
Water provided (millions of gallons)	3,491	3,370
Total Gallons Provided	4,059	3,959
During the three months ended March 31, 2018, the water and wastewater distribution systems provided approximately 3,491 million gallons of water to its customers and treated approximately 568 million gallons of wastewater as compared to 3,370 million gallons of water provided and 589 million gallons of wastewater treated during the same period in 2017.

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2018 First Quarter Operating Results

	Three Months Ended March 31
(all dollar amounts in $ millions)	2018	2017
Revenue
Utility electricity sales and distribution	$212.7	$181.5
Less: cost of sales – electricity	(70.9)	(54.6)
Net Utility Sales - electricity	141.8	126.9
Utility natural gas sales and distribution	171.1	136.9
Less: cost of sales – natural gas	(90.4)	(61.6)
Net Utility Sales - natural gas	80.7	75.3
Utility water distribution & wastewater treatment sales and distribution	27.6	32.4
Less: cost of sales – water	(2.0)	(2.0)
Net Utility Sales - water distribution & wastewater treatment	25.6	30.4
Gas transportation	11.2	10.9
Other revenue	1.7	1.9
Net Utility Sales	261.0	245.4
Operating expenses	(102.5)	(95.4)
Other income	1.4	1.0
HLBV	1.4	1.6
Divisional Operating Profit[1]	$161.3	$152.6

1	Certain prior year items have been reclassified to conform with current year presentation.
For the three months ended March 31, 2018, the Liberty Utilities Group reported an operating profit (excluding corporate administration expenses) of $161.3 million as compared to $152.6 million for the comparable period in the prior year, an increase of $8.7 million or 6%.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three Months Ended March 31
Prior Period Operating Profit	$152.6
Existing Facilities
Electricity: Increase is primarily due to higher consumption at the Empire Electric System due to a greater number of heating degree days in the quarter, partially offset by an overall increase in operating costs.	6.7
Gas: Increase is primarily due to higher demand and colder weather conditions at the Empire, Midstates, and EnergyNorth Gas Systems, partially offset by an overall increase in operating costs.	2.1
Water: Decrease primarily due to lower revenue resulting from the disposition of the Mountain Water System in Montana and an increase in operating costs at the Park Water System.	(4.1)
Other:	0.3
5.0
Rate Cases
Electricity: Implementation of new rates at the Granite State and Calpeco Electric Systems.	1.8
Gas: Implementation of new rates at the Peach State, EnergyNorth, and Midstates Gas Systems.	1.9
3.7
Current Period Divisional Operating Profit	$161.3

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Regulatory Proceedings
The following table summarizes the major regulatory proceedings currently underway within the Liberty Utilities Group:

Utility	State	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Cases
EnergyNorth Gas System	New Hampshire	GRC	$19.5
Order approving a full revenue decoupling mechanism and an immediate revenue increase of $13.1 million, effective May 1, 2018, with $8.1 million in permanent distribution rates plus up to $5.0 million step increase, and the ability to collect an additional $0.4 million in the cost of gas filing. In total, this represents revenue increases of $13.5 million. Concurrent with the implementation of these new rates, the NHPUC also ordered a reduction in rates of $2.4 million resulting from U.S. Tax Reform which will be reflected in EnergyNorth’s future rates effective May 1, 2018, bringing the net rate increase to $11.1 million. The order also authorizes an ROE of 9.3% and an additional one-time $1.3 million recoupment to be collected from customers to make whole the difference between the permanent rates and the temporary rates that were effective July 1, 2017.

Various	Various	Various	$2.7	Rate cases closed in the first quarter of 2018 with a combined approved rate increase of $1.4 million include: Park Water 2018 increase and Georgia Gas Rate Adjustment Mechanism.
Pending Rate Cases
Missouri Gas System	Missouri	GRC	$6.0
On September 29, 2017, filed an application seeking a rate increase of $7.5 million for test year ending June 30, 2017 with proforma adjustments through to March 31, 2018. In April 2018, revised its revenue requirement request to $6.0 million. New rates are expected to be effective in the third quarter of 2018.

Apple Valley Ranchos Water & Park Water Systems	California	GRC	$2.1	On January 2, 2018, filed an application requesting an average rate increase of $0.7 million and $1.4 million, respectively and is to set rates for the three year period of 2019 to 2021.
New England Natural Gas System	Massachusetts	GSEP	$5.8
On October 31, 2017, filed the 2018 Gas System Enhancement Plan ("GSEP") application requesting recovery of $6.2 million (effective May 1, 2018) for replacement of approximately 14 miles of eligible infrastructure. In March 2018, revised the revenue requirement to $5.8 million.

Various	Various	Various	$5.0	Other pending rate case requests include: Litchfield Park Water & Sewer, Woodmark/Tall Timbers Wastewater Systems, Missouri Water System, and Silverleaf Texas Water and Wastewater Systems.
Completed Regulatory Proceedings
On April 28, 2017, Liberty Utilities filed a distribution rate application with the NHPUC, for rates to be effective May 1, 2018, seeking a total revenue increase of $19.5 million with approximately $14.5 million based on a test year ending December 31, 2016 plus a step increase of approximately $5.0 million. Temporary rates of $7.8 million to be effective July 1, 2017, and full revenue decoupling from the impacts of weather were requested.  On June 30, 2017, the NHPUC approved temporary rates of $6.8 million effective July 1, 2017 to be in place until the end of the Liberty’s permanent rate case.  On April 27, 2018, the NHPUC issued its Order approving a full revenue decoupling mechanism and an immediate revenue increase of $13.1 million, effective May 1, 2018, with $8.1 million in permanent distribution rates plus up to $5.0 million step increase, and the ability to collect an additional $0.4 million in the cost of gas filing. In total, this represents revenue increases of $13.5 million (70% of the requested increase amount). Concurrent with the implementation of these new rates, the NHPUC has also ordered a reduction in rates of $2.4 million resulting from U.S. Tax Reform which will be reflected in the EnergyNorth Gas System's future rates effective May 1, 2018, bringing the net rate increase to $11.1 million. The order also authorizes an ROE of 9.3% and an additional one-time, $1.3 million recoupment to be collected from customers to make whole the difference between the permanent rates and the temporary rates authorized on July 1, 2017.

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Pending Regulatory Proceedings
On October 31, 2017, Empire announced a proposed a Customer Savings Plan which would expand its wind resources with the development of up to an additional 800 MW of strategically located wind generation in or near its service territory by the end of 2020. Once fully operational, the project is projected to generate cost savings for customers of $172.0 million -$325.0 million over a twenty-year period. Empire filed a request for approval ("Application") of the wind expansion initiative with regulators in Missouri, Kansas, Oklahoma, and Arkansas, and the project is subject to their respective review.
On April 24, 2018, the staff of the Missouri Public Service Commission as well the intervenor representing large industrial users agreed to a non-unanimous stipulation, which among other things would allow the development of 600 MW of wind energy generation. As part of the settlement, matters relating to U.S. Tax Reform have also been resolved with a reduction in revenues on a prospective basis expected to begin on October 1st, 2018 and amounts related to Accumulated Deferred Income Tax (“ADIT”) deferrals to be resolved in Empire's next rate case. As the stipulation is non-unanimous, the Missouri Commission has set the evidentiary hearing for May 9, 2018, with a decision expected by July 2018.
In Oklahoma, a Joint Stipulation and Settlement Agreement was reached on April 2, 2018, by all stakeholders. The Liberty Utilities Group’s local regulatory teams continue to work closely with staffs and commissions from the regulatory agencies and anticipate securing approvals for the projects by July 2018.
CORPORATE DEVELOPMENT ACTIVITIES
In November 2017, the Company outlined its go-forward approach to the identification, development and ownership of new energy and water infrastructure investments. One element of this strategy is the aggregation of the Company’s energy and water infrastructure development activities under a newly formed development joint venture called Abengoa-Algonquin Global Energy Solutions ("AAGES"). The AAGES joint venture combines the international infrastructure construction presence of Abengoa S.A. with the development expertise of APUC. Staffed with experienced APUC and Abengoa development professionals, AAGES has created a development team with a proven track record of successful North American and international project development.
Complementing the formation of AAGES, APUC has acquired a 25% interest in Atlantica and has agreed to acquire an additional 16.5% interest in Atlantica from Abengoa, bringing APUC’s investment in Atlantica to 41.5%. This investment provides the Company with immediate accretion from an investment in a portfolio of high quality international clean energy and water infrastructure assets under long term contracts with high quality counterparties. More strategically, Atlantica represents a potential location into which AAGES’ international development projects may be held after commercial operations are achieved.
AAGES works with a global reach to identify, develop, and construct new renewable power generating facilities and water infrastructure assets. Under APUC’s strategy, AAGES’ responsibilities include the provision of development oversight of APUC’s existing pipeline of North American renewable energy development projects. AAGES currently has a staff of 20 people based jointly in Seville, Spain and Oakville, Canada. Once a project developed by AAGES has reached commercial operation, APUC will determine whether such project is optimally held by APUC, remains in AAGES, or be offered for sale to Atlantica.
The development and construction of new energy and water infrastructure projects involves a number of risks and uncertainties including scheduling delays, cost over runs and other events that may be beyond the control of the Company (See Operational Risk Management - Development and Construction Risk). The Corporate Development Group’s approach to project development and acquisition is to maximize the utilization of internal resources while minimizing external costs. This approach allows projects to mature to the point where most major elements and uncertainties are quantified and resolved prior to the commencement of project construction.
The projects listed below are at various points of development, but have advanced to a stage where the resolutions to major project uncertainties such as regulatory approvals, land control, economic and other contractual issues are probable, but not certain, and it is expected that the project will meet management's risk adjusted return expectations.
Projects Completed
Great Bay Solar
The Great Bay Solar Project is a 75 MWac solar powered electric generating development project comprised of four sites located in Somerset County in southern Maryland.
The facility is comprised of 300,000 solar panels and is located on 400 acres of land. The project is expected to generate 146.0 GW-hrs of energy per year, with all energy sold to the U.S. Government Services pursuant to a 10 year PPA, with a 10 year extension option. All Solar Renewable Energy Credits from the project will be retained by the project company and sold into the Maryland market.
The project achieved commercial operation in two phases: 20 MW on December 30, 2017 and 55 MW was achieved on March 29, 2018.

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Projects in Construction
Amherst Island Wind Project
The Amherst Island Wind Project is a 75 MW wind powered electric generating development project located on Amherst Island near the village of Stella, approximately 15 kilometers southwest of Kingston, Ontario.
The project is comprised of 26 Siemens 3.2 MW turbines and is expected to produce approximately 235.0 GW-hrs of electrical energy annually, with all energy being sold under a 20 year PPA awarded as part of the Independent Electricity System Operator ("IESO"), formerly the Ontario Power Authority, Feed in Tariff ("FIT") program.
Liberty Power's interest in the project is via a 50% joint venture. Liberty Power has an option to acquire the other 50% interest, subject to certain adjustments, after COD and prior to January 15, 2019.
The main power transformer was delivered and installed on site during the first quarter of 2018, and backfeed testing to the mainland switching station is scheduled to occur in early May. To date, 18 of the 24 turbines necessary to achieve commercial operation have been fully erected, four turbines have been partially erected, and 24 foundations have been completed. All of the turbine access roads and municipal road upgrades have been completed (subject to deficiency repairs and restoration work post-commercial operation). Transmission line installation on the island and mainland is 95% complete, and is connected by a 115 kV submarine cable installed in 2017 that will deliver power from the project to the interconnection point on the mainland.
Subject to receipt of ongoing construction-related permitting, construction is expected to be substantially completed in the second quarter of 2018.
Turquoise Solar Project
The Turquoise Solar project is a 10 MW solar powered electric generating development project located in Washoe County in Nevada.
The Project is expected to generate 28 GW-hrs of energy per year and to be included in the rate base of the Calpeco Electric System, as energy produced from the project will be consumed by the utility's customers (see Regulatory Proceedings).
The project has been approved by the California Public Utility Commission, and the EPC contract was signed in the first quarter of 2018. 30% of the engineering design and review was completed on the PV system and substation, and long lead items have been procured. Construction has commenced, and mechanical completion is expected in the fourth quarter of 2018.
The development and construction costs of the project, net of tax equity, are expected to be included in the rate base of the Calpeco Electric System. The Liberty Utilities Group expects the project will qualify for U.S. federal investment tax credits and accordingly, approximately 30% of the permanent financing is expected to be funded by tax equity investors.
North American Development Activities
Blue Hill Wind Project
The Blue Hill Wind Project is a 177 MW wind powered electric generating development project located in the rural municipalities of Lawtonia and Morse in southwest Saskatchewan.
The project is expected to generate 813.0 GW-hrs of energy per year, with all energy sold to SaskPower pursuant to a 25 year PPA.
The project requires development permits as well as final environmental approval. The Environmental Impact Study was completed and submitted to the Saskatchewan Ministry of Environment in 2017.
SaskPower recently completed an interim system impact study for the wind turbine generators, which was received in the fourth quarter of 2017. The final study is expected to be completed in the second quarter of 2018. A geotechnical evaluation of the project site including existing infrastructure and municipal roads has been completed, with full results expected in the second quarter of 2018.
Final investment decision will be made following receipt of the necessary environmental approvals in 2019.
Val-Éo Wind Project
The Val-Éo Wind Project is a 125 MW wind powered electric generating development project located in the local municipality of Saint-Gideon de Grandmont, which is within the regional municipality of Lac-Saint-Jean-Est, Quebec. The project proponents include the Val-Éo Wind Cooperative, which was formed by community based landowners, and the Liberty Power Group.
The Liberty Power Group has a 50% economic equity interest in the project. The project will be completed in two phases. The first phase of development will be comprised of 24 MW of generating capacity and will qualify as Canadian Renewable Conservation Expense and, therefore, the project is expected to be eligible for a refundable tax credit equal to approximately 28% of eligible construction costs.

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All land agreements, construction permits, and authorizations have been obtained for the first phase. Final investment decision by the Liberty Power Group has been made for this project. Based on consultation with the Liberty Power Group's partner, a new schedule calls for Phase I construction to begin in the second quarter of 2019, with commissioning to occur in the fourth quarter of 2019.
Mid-West Wind Development
Empire announced an initial proposal to bring significant savings to customers through the development of up to an additional 800 MW of strategically located wind generation in or near its service territory by the end of 2020. Empire, together with other Missouri stakeholders, including the staff at the Public Service Commission, have proposed an agreement to facilitate the building of up to 600 MW of strategically located wind energy generation, in our near our service territory.
The development is expected to generate 2,400 GW-hrs of energy per year, with all energy being utilized to satisfy a portion of the electricity needs of the Empire Electric System's 169,000 electric distribution customers.
The development and construction costs of the project, net of tax equity, are expected to be included in the rate base of the Empire Electric System.
Final investment decision will be made following receipt of regulatory approvals which are expected in the third quarter of 2018. Prior to the start of construction, development permits as well as final environmental approval will be required.
Walker Ridge
The Walker Ridge Wind Project is currently conceived as a 135 MW wind power electric generating facility located in the counties of Lake and Colusa in northern California. The facility would be located on U.S. Bureau of Land Management land. Work is on-going with respect to site design, environmental permitting and the finalization of arrangements for the purchase of energy from the site.
Final investment decision is expected to be made in mid-2019.
Granite Bridge
In late 2017, the Liberty Utilities Group publicly announced the Granite Bridge Project to relieve capacity constraints on the Concord Lateral, reduce customer gas commodity costs and position the Company for continued growth. The project would see the development and construction of a 16 inch, 27 mile lateral natural gas pipeline, the Granite Bridge Pipeline, connecting The Portland Natural Gas Pipeline & The Maritimes & Northeast Pipeline (joint facilities) to Tennessee Gas Pipeline's Concord Lateral, utilizing an existing right-of-way energy infrastructure corridor along route 101 in New Hampshire.  In addition, a preliminary design for a 2 Bcf LNG storage, liquefaction, and vaporization facility, the Granite Bridge LNG facility, is being developed to be connected to the Granite Bridge Pipeline.
The Liberty Utilities Group filed for approval with the NHPUC on December 22, 2017, and a decision on the project is expected in early 2019.
The Liberty Utilities Group has received preliminary acceptance from the New Hampshire Department of Transportation on its proposed pipeline route.  Concurrently, public presentations have been made to all municipal boards in the host communities. Communication to key stakeholders including first responders, elected officials, environmental organizations, businesses groups, labor, and employees is ongoing. The Manchester, Hudson, Nashua, and Concord Chambers of Commerce have publicly endorsed the project, as have the New Hampshire Building Trades.
The development and construction costs of the project are expected to be included in the rate base of the EnergyNorth Gas System.
Final investment decision will be made following receipt of NHPUC and New Hampshire Site Evaluation Committee approvals.
International Development Activities
As a component of the acquisition of its interest in Atlantica, Algonquin secured an opportunity for AAGES to evaluate participation in a number of development opportunities currently being advanced by Abengoa. Since its formation in the first quarter of 2018, the AAGES development team has been actively evaluating its interest in the following projects:
ATN3 Electric Transmission Project
The ATN3 electric transmission project is a 205 mile, 220 KV electric transmission development project located in southeast Peru. The project will receive U.S. dollar denominated capacity revenues under a 30 year concession agreement with the Peruvian Ministry of Energy and Mines (Moody’s Rating of A3), guaranteed by the Peruvian government. Ownership of the project will be transferred to the government of Peru at the end of the concession term.
The project was originally awarded to Abengoa in June 2013, and the required Environmental Impact Study was approved in 2015 together with securing the majority of necessary land rights-of-way. While engineering was completed and procurement/

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construction commenced in 2015, progress was halted as a result of Abengoa’s financial difficulties in 2016, triggering a default under the project debt covenants.
AAGES has evaluated the attractiveness of the project and has secured an exclusivity arrangement with the project lenders to negotiate the necessary agreements to acquire the project.  Financial commitment by AAGES to the project will be subject to satisfaction of typical conditions precedent including: amendment of the Concession Agreement to reflect the updated schedule, securing of additional land for a new substation and finalization of a satisfactory EPC contract. It is contemplated that a final investment decision will be made during the third quarter of 2018 regarding the participation of AAGES in this project. It is contemplated that this project would be an appropriate candidate for transfer to Atlantica following commercial operation.
A3T Natural Gas Cogeneration Project
The A3T project is a 220 MW natural gas fired cogeneration project, co-located with Atlantica’s ACT generating station in southeast Mexico. The design and construction of the project was commenced by Abengoa in 2016.  The project is under construction, but progress has been impeded by the financial difficulties experienced by Abengoa.
Steam from the facility is to be delivered to the PEMEX industrial complex located on the site. Electricity generated by the facility is expected to be sold to a variety of commercial and industrial customers throughout Mexico; Abengoa expects to have the majority of the facility output under contract (average life of ~10 years) prior to the commercial operations date.
Under an exclusivity arrangement with Abengoa, AAGES and Atlantica are currently investigating the attractiveness of the project.  Any commitment by AAGES to fund the completion of the project, together with the subsequent transfer to Atlantica will be subject to finalization of off-take agreements for the facility. It is contemplated that a final investment decision will be made during the third quarter of 2018 regarding the participation of AAGES in this project.
APUC: CORPORATE AND OTHER EXPENSES

	Three Months Ended March 31
(all dollar amounts in $ millions)	2018	2017
Corporate and other expenses:
Administrative expenses	$12.6	$11.1
Loss on foreign exchange	0.2	—
Interest expense on convertible debentures and costs related to acquisition financing	—	13.4
Interest expense	35.5	35.5
Change in value of investment carried at fair value	117.0	—
Interest, dividend, equity, and other income[1]	(0.5)	(0.6)
Pension and post-employment non-service costs	0.4	2.5
Other gains	(1.2)	—
Acquisition-related costs	7.6	45.8
Loss on derivative financial instruments	0.1	1.2
Income tax expense	33.1	14.4

1	Excludes income directly pertaining to the Liberty Power and Liberty Utilities Groups (disclosed in the relevant sections).
2018 First Quarter Corporate and Other Expenses
During the three months ended March 31, 2018, administrative expenses totaled $12.6 million as compared to $11.1 million in the same period in 2017. The $1.5 million increase primarily relates to additional costs incurred to administer APUC's operations as a result of the Company's growth.
For the three months ended March 31, 2018, interest expense on convertible debentures and acquisition financing totaled $nil as compared to $13.4 million in the same period in 2017. The 2017 expense related to non-recurring financing costs related to the acquisition of Empire.
For the three months ended March 31, 2018, interest expense totaled $35.5 million which is consistent with the same period in 2017.
For the three months ended March 31, 2018, change in investment carried at fair value totaled $117 million as compared to $nil in 2017. The 2018 change in fair value reflects an unrealized loss related to the investment in Atlantica (see Note 6 in the unaudited interim financial statements)

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For the three months ended March 31, 2018, pension and post-employment non-service costs totaled $0.4 million as compared to $2.5 million in 2017. The $2.1 million decrease primarily relates to expected return on higher plan assets in 2018.
For the three months ended March 31, 2018, other gains were $1.2 million as compared to $nil in the same period in 2017. The gain in 2018 is primarily attributable to the sale of the Company's interest in the Northeast Energy Center LLC Joint Venture.
For the three months ended March 31, 2018, acquisition-related costs totaled $7.6 million as compared to $45.8 million in 2017. The costs in the first quarter of 2018 primarily related to the investment in Atlantica, and the costs in the first quarter of 2017 primarily related to the acquisition of Empire.
For the three months ended March 31, 2018, loss on derivative financial instruments totaled $0.1 million as compared to $1.2 million in the same period in 2017.
For the three months ended March 31, 2018, an income tax expense of $33.1 million was recorded as compared to an income tax expense of $14.4 million during the same period in 2017. The increase in income tax expense is primarily due to higher operational earnings, including HLBV, offset by lower tax rates as a result of U.S. Tax Reform.  The Company did not record a tax benefit on the immediate fair value loss recorded on its investment in Atlantica.
At December 31, 2017, the Company recorded provisional amounts related to U.S. Tax Reform as allowed under SEC Staff Accounting Bulletin 118 (SAB 118). In addition, SAB 118 allowed for a measurement period for companies to finalize the provisional amounts recorded as of December 31, 2017, not to exceed one year. As of March 31, 2018, the Company has not yet finalized its assessment of the provisional amounts and there were no significant adjustments recorded in the first quarter of 2018. The Company expects to complete its assessment and record any final adjustments to the provisional amounts by the fourth quarter of 2018.
NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended March 31
(all dollar amounts in $ millions)	2018	2017
Net earnings attributable to shareholders	$17.6	$19.3
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	0.7	0.8
Income tax expense	33.1	14.4
Interest expense on convertible debentures and costs related to acquisition financing	—	13.4
Interest expense on long-term debt and others	35.5	35.5
Other gains	(1.2)	—
Acquisition-related costs	7.6	45.8
Change in value of investment in Atlantica carried at fair value	117.0	—
Loss on derivative financial instruments	0.1	1.2
Realized gain on energy derivative contracts	—	(0.6)
Loss on foreign exchange	0.2	—
Depreciation and amortization	68.6	62.5
Adjusted EBITDA	$279.2	$192.3
HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three months ended March 31, 2018 amounted to $80.1 million as compared to $16.1 million during the same period in 2017.

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Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended March 31
(all dollar amounts in $ millions)	2018	2017
Net earnings attributable to shareholders	$17.6	$19.3
Add (deduct):
Loss on derivative financial instruments	0.1	1.2
Realized loss on derivative financial instruments	—	(0.6)
Other gains	(1.2)	—
Loss on foreign exchange	0.2	—
Interest expense on convertible debentures and costs related to acquisition financing	—	13.4
Acquisition-related costs	7.6	45.8
Change in value of investment in Atlantica carried at fair value	117.0	—
Adjustment for taxes related to above	(0.3)	(12.6)
Adjusted Net Earnings	$141.0	$66.5
Adjusted Net Earnings per share[1]	$0.32	$0.19

1	Per share amount calculated after preferred share dividends and excluding subscription receipts issued for projects or acquisitions not reflected in earnings.
For the three months ended March 31, 2018, Adjusted Net Earnings totaled $141.0 million as compared to Adjusted Net Earnings of $66.5 million for the same period in 2017, an increase of $74.5 million. The increase in Adjusted Net Earnings for the three months ended March 31, 2018 is primarily due to increased earnings from operations partially offset by higher depreciation and amortization expense as compared to 2017.

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Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with U.S. GAAP.
The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended March 31
(all dollar amounts in $ millions)	2018	2017
Cash flows from operating activities	$97.0	$55.5
Add (deduct):
Changes in non-cash operating items	63.0	41.4
Production based cash contributions from non-controlling interests	11.3	6.8
Interest expense on convertible debentures and costs related to acquisition financing[1]	—	7.2
Acquisition-related costs	7.6	45.8
Reimbursement of operating expenses incurred on joint venture	1.0	—
Adjusted Funds from Operations	$179.9	$156.7

[1]	Exclusive of deferred financing fees of $6.2 million in 2017.
For the three months ended March 31, 2018, Adjusted Funds from Operations totaled $179.9 million as compared to Adjusted Funds from Operations of $156.7 million for the same period in 2017, an increase of $23.2 million.
SUMMARY OF PROPERTY, PLANT, AND EQUIPMENT EXPENDITURES 1

	Three Months Ended March 31
(all dollar amounts in $ millions)	2018	2017
Liberty Power Group:
Maintenance	$3.7	$5.8
Investment in Capital Projects[1]	33.3	331.1
	$37.0	$336.9

Liberty Utilities Group:
Rate Base Maintenance	$44.7	$42.5
Rate Base Acquisition	—	2,058.2
Rate Base Growth	24.4	100.9
	69.1	2,201.6

Total Capital Expenditures	$106.1	$2,538.5

1	Includes expenditures on Property Plant & Equipment, equity-method investees, and acquisitions of operating entities that were jointly developed by the Company.
2018 First Quarter Property Plant and Equipment Expenditures
During the three months ended March 31, 2018, the Liberty Power Group incurred capital expenditures of $37.0 million as compared to $336.9 million during the same period in 2017. The capital expenditures include the costs associated with completing the construction of the Great Bay Solar Project, additional investment into construction of the Amherst Wind Project, and ongoing maintenance capital at existing operating sites. Capital expenditures in the same quarter last year included the purchase of approximately $75.0 million of turbine components ("Safe Harbor Turbines"), costs of rebuilding

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the Donnaconna Hydro Facility dam, and ongoing development costs related to the investment and build of the Deerfield Wind, Amherst Wind, and Great Bay Solar Projects.
During the three months ended March 31, 2018, the Liberty Utilities Group invested $69.1 million in capital expenditures as compared to $2,201.6 million during the same period in 2017. The Liberty Utilities Group’s investment was primarily related to the construction of transmission and distribution main replacements, the completion and start of new and existing substation assets, and initiatives relating to the safety and reliability at the electric and gas systems. Capital expenditures in the same quarter last year included the acquisition of Empire, the completion of the Luning Solar Facility and further development of Phase I of the North Lake Tahoe transmission project to upgrade the 650 Line (10 miles) which runs from Northstar to Kings Beach, California to 120kV.
2018 Capital Investments
In 2018, the Company plans to spend between $1.3 billion and $1.5 billion on capital investment opportunities. Actual expenditures during the course of 2018 may vary due to timing of various project investments and the realized U.S. dollar exchange rate.
Expected 2018 capital investment ranges are as follows:

(all dollar amounts in $ millions)
Liberty Power Group:
Maintenance	$10.0	-	$30.0
Investment in Capital Projects	90.0	-	130.0
Total Liberty Power Group:	$100.0	-	$160.0

Liberty Utilities Group:
Rate Base Maintenance	$140.0	-	$190.0
Rate Base Growth	110.0	-	150.0
Total Liberty Utilities Group:	$250.0	-	$340.0

International Investments[1]	$950.0		$1,000.0
Total 2018 Capital Investments	$1,300.0	-	$1,500.0

[1]	See Major Highlights.
The Liberty Power Group intends to spend between $100.0 million - $160.0 million over the course of 2018 to develop or further invest in capital projects, primarily in relation to the final development of the Great Bay Solar and Amherst Island Wind Projects. Additionally, the Liberty Power Group plans to spend between $10.0 million - $30.0 million on various operational solar, thermal, and wind assets to maintain safety, regulatory, and operational efficiencies.
The Liberty Utilities Group intends to spend between $250.0 million - $340.0 million over the course of 2018 in an effort to improve the reliability of the utility systems and broaden the technologies used to better serve its service areas. Projects entail spending capital for structural improvements, specifically in relation to drilling and equipping aquifers, main replacements, expanding electrical grids to service new customers, installing new and refreshing existing substations, and building reservoir pumping stations.

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LIQUIDITY AND CAPITAL RESERVES
APUC has revolving credit and letter of credit facilities available for Corporate, the Liberty Power Group, and the Liberty Utilities Group to manage the liquidity and working capital requirements of each division (collectively the “Bank Credit Facilities”).
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to APUC and its operating groups as at March 31, 2018:

	As at March 31, 2018					As at Dec 31, 2017
(all dollar amounts in $ millions)	Corporate	Liberty Power		Liberty Utilities	Total	Total
Credit facilities	$128.0	$700.0	[1]	$500.0	$1,328.0	$1,101.4
Funds drawn on facilities	(53.3)	(136.4)		(31.5)	(221.2)	(48.7)
Letters of credit issued	(9.1)	(98.8)		(7.4)	(115.3)	(139.3)
Liquidity available under the facilities	65.6	464.8		461.1	991.5	913.4
Cash on hand					67.9	43.5
Total Liquidity and Capital Reserves	$65.6	$464.8		$461.1	$1,059.4	$956.9
[1] Includes a $200 million uncommitted stand alone letter of credit facility
As at March 31, 2018, the Company's C$165.0 million senior unsecured revolving credit facility (the "Corporate Credit Facility") had drawn $53.3 million and had $9.1 million of outstanding letters of credit. The facility matures on November 19, 2018 and is subject to customary covenants.
On December 21, 2017, the Company entered into a $600.0 million term credit facility with two Canadian banks maturing on December 21, 2018. The proceeds of the term credit facility provide the company with additional liquidity for general corporate purposes and acquisitions. On March 7, 2018 the company drew $600.0 million under this facility.
As at March 31, 2018, the Liberty Power Group's committed bank lines consisted of a $500.0 million senior unsecured syndicated revolving credit facility (the "Liberty Power Credit Facility") and a $200.0 million letter of credit facility. As at March 31, 2018, the group had drawn $136.4 million and had $98.8 million in outstanding letters of credit. The Liberty Power Credit Facility matures on October 6, 2022. On February 16, 2018, the Liberty Power Group increased availability under its revolving letter of credit facility to $200.0 million and extended the maturity to January 31, 2021.
As at March 31, 2018, the Liberty Utilities Group's $500.0 million senior unsecured syndicated revolving credit facility (the "Liberty Credit Facility") had drawn$31.5 million and had $7.4 million of outstanding letters of credit. On February 23, 2018, the Liberty Utilities Group increased commitments under the Liberty Credit Facility to $500.0 million and extended the maturity to February 23, 2023. In conjunction with the increase to the Liberty Credit Facility, the $200.0 million revolving credit facility at Empire was canceled. The Liberty Credit Facility will now be used as a backstop for Empire's commercial paper program and as a source of liquidity for Empire.
Long Term Debt
As at March 31, 2018, the weighted average tenor of APUC's total long term debt is approximately 12 years with an average interest rate of 4.6%.
Convertible Unsecured Subordinated Debentures
In the first quarter of 2016, in connection with the acquisition of Empire, APUC and its direct wholly-owned subsidiary, Liberty Utilities (Canada) Corp., entered into an agreement with a syndicate of underwriters under which the underwriters agreed to buy, on a bought deal basis, $1.15 billion aggregate principal amount of 5.00% convertible unsecured subordinated debentures ("Debentures") of APUC.
All Debentures were sold on an instalment basis at a price of $1,000 dollars per debenture, of which $333 dollars was paid on the closing of the Offering and the remaining $667 dollars was payable on a date set by APUC upon satisfaction of all conditions precedent to the closing of the acquisition of Empire (the "Final Instalment Date"), at which time each debenture was convertible to 94.3396 common shares of APUC and bears an interest rate of 0% thereafter.
The Final Instalment Date was established as February 2, 2017, at which time APUC received the final instalment payment. The proceeds were used to repay a portion of the Acquisition Facility. As at May 9, approximately 99.9% of the Debentures

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have been converted into common shares of APUC, with APUC issuing approximately 108,406,598 common shares as a result of the conversion.
Credit Ratings
APUC has a long term consolidated corporate credit rating of BBB (flat) from Standard & Poor's ("S&P") and a BBB (low) rating from DBRS Limited ("DBRS"). Algonquin Power Co ("APCo"), the parent company for the Liberty Power Group, has a BBB (flat) issuer rating from S&P and BBB (low) issuer rating from DBRS. Liberty Utilities Finance GP1 ("Liberty Finance"), a special purpose financing entity of Liberty Utilities Co., the parent company for the Liberty Utilities Group, has a BBB (high) issuer rating from DBRS. Empire has a BBB rating from S&P and a Baa1 rating from Moody's Investors Service, Inc. ("Moody's").
Contractual Obligations
Information concerning contractual obligations as of March 31, 2018 is shown below:

(all dollar amounts in $ millions)	Total	Due less than 1 year	Due 1 to 3 years	Due 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1]	$3,803.8	$861.4	$569.0	$537.5	$1,835.9
Convertible debentures	0.8	—	—	—	0.8
Advances in aid of construction	62.9	1.2	—	—	61.7
Interest on long-term debt obligations	1,623.7	166.0	253.6	202.8	1,001.3
Purchase obligations	247.2	247.2	—	—	—
Environmental obligations	57.7	3.3	29.6	2.8	22.0
Derivative financial instruments:
Cross currency swap	62.3	4.0	36.7	24.8	(3.2)
Interest rate swap	7.6	7.6	—	—	—
Currency forward	—	—	—	—	—
Energy derivative and commodity contracts	3.1	1.5	1.0	—	0.6
Purchased power	295.4	49.5	23.4	22.6	199.9
Gas delivery, service and supply agreements	241.2	72.3	88.8	40.3	39.8
Service agreements	525.9	36.7	76.9	75.9	336.4
Capital projects	29.0	28.0	1.0	—	—
Operating leases	224.3	8.7	15.3	14.8	185.5
Other obligations	131.1	34.8	—	—	96.3
Total Obligations	$7,316.0	$1,522.2	$1,095.3	$921.5	$3,777.0

1	Exclusive of deferred financing costs, bond premium/discount, fair value adjustments at the time of issuance or acquisition.
Equity
The common shares of APUC are publicly traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange ("NYSE") under the trading symbol "AQN".  As at March 31, 2018, APUC had 433,132,983 issued and outstanding common shares.
APUC may issue an unlimited number of common shares.  The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of APUC upon liquidation, dissolution or winding up of APUC.  All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
On April 24, 2018, APUC closed the sale of approximately 37.5 million of its common shares to certain institutional investors at a price of C$11.85 per share, for gross proceeds of approximately C$445 million. The proceeds of the offering are anticipated to be utilized in the short term to pay down existing indebtedness and subsequently, in part, to finance the purchase of an additional approximately 16.5% interest in Atlantica.
APUC is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.  As at March 31, 2018, APUC had outstanding:

•	4,800,000 cumulative rate reset Series A preferred shares, yielding 4.5% annually for the initial six-year period ending on December 31, 2018;

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•	100 Series C preferred shares that were issued in exchange for 100 Class B limited partnership units by St. Leon Wind Energy LP; and

•	4,000,000 cumulative rate reset Series D preferred shares, yielding 5.0% annually for the initial five year period ending on March 31, 2019.
APUC has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of common shares of APUC. As at March 31, 2018, 93,119,740 common shares representing approximately 22% of total common shares outstanding had been registered with the Reinvestment Plan. During the quarter ended March 31, 2018, 1,063,572 common shares were issued under the Reinvestment Plan, and subsequent to quarter-end, on April 13, 2018, an additional 1,469,195 common shares were issued under the Reinvestment Plan.
SHARE-BASED COMPENSATION PLANS
For the three months ended March 31, 2018, APUC recorded $1.6 million in total share-based compensation expense as compared to $1.7 million for the same period in 2017. There is no tax benefit associated with the share-based compensation expense. The compensation expense is recorded as part of administrative expenses in the consolidated statement of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at March 31, 2018, total unrecognized compensation costs related to non-vested options and share unit awards were $1.7 million and $8.7 million, respectively, and are expected to be recognized over a period of 1.39 and 2.04 years, respectively.
Stock Option Plan
APUC has a stock option plan that permits the grant of share options to key officers, directors, employees and selected service providers. Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
APUC determines the fair value of options granted using the Black-Scholes option-pricing model.  The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the three months ended March 31, 2018, the Company granted 1,166,717 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of $12.80, the market price of the underlying common share at the date of grant. In March 2018, an executive of the Company exercised 512,367 stock options at a weighted average exercise price of $10.29 in exchange for 86,354 common shares issued from treasury and 426,013 options were settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
As at March 31, 2018, a total of 7,393,206 options are issued and outstanding under the stock option plan.
Performance Share Units
APUC issues performance share units (“PSUs”) to certain members of management as part of APUC’s long-term incentive program.  During the three months ended March 31, 2018, the Company granted (including dividends and performance adjustments) 422,203 PSUs to executives and employees of the Company. During the quarter, the Company settled 256,977 PSUs, of which 133,569 PSUs were exchanged for common shares issued from treasury and 123,408 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs. Additionally, during the first quarter, a total of 8,787 PSUs were forfeited.
As at March 31, 2018, a total of 1,111,467 PSUs are granted and outstanding under the PSU plan.
Directors Deferred Share Units
APUC has a Directors' Deferred Share Unit Plan.  Under the plan, non-employee directors of APUC receive 50% of their annual compensation in deferred share units (“DSUs”) and may elect to receive any portion of their remaining compensation in DSUs.  The DSUs provide for settlement in cash or shares at the election of APUC.  As APUC does not expect to settle the DSUs in cash, these DSUs are accounted for as equity awards. During the three months ended March 31, 2018, the Company issued 21,367 DSUs (including DSUs in lieu of dividends) to the directors of the Company.
As at March 31, 2018, a total of 315,273 DSUs had been granted under the DSU plan.

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Employee Share Purchase Plan
APUC has an Employee Share Purchase Plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of APUC. The aggregate number of shares reserved for issuance from treasury by APUC under this plan shall not exceed 2,000,000 shares. During the three months ended March 31, 2018, the Company issued 63,636 common shares to employees under the ESPP.
As at March 31, 2018, a total of 843,189 shares had been issued under the ESPP.
RELATED PARTY TRANSACTIONS
Equity-method investments
The Company provides administrative services to its equity-method investees and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees $1.0 million in 2018 as compared to $0.7 million during the same period in 2017.
Subject to several exceptions, Atlantica has a right of first offer on any proposed sale, transfer or other disposition by AAGES (other than to APUC) of its interest in infrastructure facilities that are developed or constructed in whole or in part by AAGES under long-term revenue agreements.  Again subject to several exceptions, Atlantica has similar rights with respect to any proposed sale, transfer or other disposition of APUC’s interest, not held through AAGES, in infrastructure facilities that are developed or constructed in whole or in part by APUC outside of Canada or the United States under long-term revenue agreements.  There were no such transactions in the first quarter of 2018.
Long Sault Hydro Facility
Effective December 31, 2013, APUC acquired the shares of Algonquin Power Corporation Inc. (“APC”) which was partially owned by Senior Executives.  APC owns the partnership interest in the 18 MW Long Sault Hydro Facility.  A final post-closing adjustment related to the transaction remains outstanding.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
ENTERPRISE RISK MANAGEMENT
An enterprise risk management ("ERM") framework is embedded across the organization that systematically and broadly identifies, assesses, and mitigates the key strategic, operational, financial, and compliance risks that may impact the achievement of our objectives. The risks discussed below are not intended as a complete list of all exposures that APUC is encountering or may encounter. A further assessment of APUC and its subsidiaries’ business risks is also set out in the most recent AIF and the annual MD&A.
Treasury Risk Management
Interest Rate Risk
The majority of debt outstanding in APUC and its subsidiaries is subject to a fixed rate of interest and as such is not subject to significant interest rate risk in the short to medium term time horizon.
Borrowings subject to variable interest rates can vary significantly from month to month, quarter to quarter and year to year. APUC does not actively manage interest rate risk on its variable interest rate borrowings due to the primarily short term and revolving nature of the amounts drawn.
Based on amounts outstanding as at March 31, 2018, the impact to interest expense from changes in interest rates are as follows:

•
The Corporate Credit Facility is subject to a variable interest rate and had $53.3 million outstanding as at March 31, 2018. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.5 million;

•
The Liberty Power Group's revolving credit facility is subject to a variable interest rate and had $136.4 million outstanding as at March 31, 2018. A 100 basis point change in the variable rate charged would impact interest expense by $1.4 million annually;

•
The Liberty Utilities Group's revolving credit facility is subject to a variable interest rate and had $31.5 million outstanding as at March 31, 2018. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.3 million annually;

•
The Liberty Utilities Group's commercial paper program is subject to a variable interest rate and had $6.5 million outstanding at March 31, 2018. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.1 million annually; and

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•
The corporate term facilities are subject to a variable interest rate and had $735.0 million outstanding as at March 31, 2018. A 100 basis point change in the variable rate charged would impact interest expense by $7.4 million annually.

To mitigate financing risk, from time to time APUC may seek to fix interest rates on expected future financings. In the fourth quarter of 2014, the Liberty Power Group entered into a hedge to fix the underlying interest rate for the anticipated refinancing of its C$135.0 million bond maturing in July 2018. Hedge accounting treatment applies to this transaction. Consequently, changes in fair value, to the extent deemed effective, are being recorded in Other Comprehensive Income.
Market Price Risk
The Liberty Power Group predominantly enters into long term PPAs for its generation assets and hence is not exposed to market risk for this portion of its portfolio. Where a generating asset is not covered by a power purchase contract, the Liberty Power Group may seek to mitigate market risk exposure by entering into financial or physical power hedges requiring that a specified amount of power be delivered at a specified time in return for a fixed price. There is a risk that the Company is not able to generate the specified amount of power at the specified time resulting in production shortfalls under the hedge that then requires the Company to purchase power in the merchant market. To mitigate the risk of production shortfalls under hedges, the Liberty Power Group generally seeks to structure hedges to cover less than 100% of the anticipated production, thereby reducing the risk of not producing the minimum hedge quantities. Nevertheless, due to unpredictability in the natural resource or due to grid curtailments or mechanical failures, production shortfalls may be such that the Liberty Power Group may still be forced to purchase power in the merchant market at prevailing rates to settle against a hedge.
Hedges currently put in place by the Liberty Power Group along with residual exposures to the market are detailed below:
The July 1, 2012 acquisition of the Sandy Ridge Wind Facility included a financial hedge, which commenced on January 1, 2013, for a 10 year period.  The financial hedge is structured to hedge 72% of the Sandy Ridge Wind Facility’s expected production volume against exposure to PJM Western Hub current spot market rates. The annual unhedged production based on long term projected averages is approximately 44,000 MW-hrs annually. Therefore, each $10 per MW-hr change in the market price would result in a change in revenue of approximately $0.4 million for the year.
A second hedge for the Sandy Ridge Wind Facility will commence on January 1, 2023, for a one year period. The financial hedge is structured to hedge 73% of the Sandy Ridge Wind Facility’s expected production volume against exposure to PJM Western Hub current spot market rates. The annual unhedged production based on long term projected averages is approximately 42,000 MW-hrs annually.
The December 10, 2012 acquisition of the Senate Wind Facility included a physical hedge, which commenced on January 1, 2013, for a 15 year period. The physical hedge is structured to hedge 64% of the Senate Wind Facility’s expected production volume against exposure to ERCOT North Zone current spot market rates.  The annual unhedged production based on long term projected averages is approximately 188,000 MW-hrs annually. Therefore, each $10 per MW-hr change in the market price would result in a change in revenue of approximately $2.0 million for the year.
The December 10, 2012 acquisition of the Minonk Wind Facility included a financial hedge, which commenced on January 1, 2013, for a 10 year period. The financial hedge is structured to hedge 73% of the Minonk Wind Facility’s expected production volume against exposure to PJM Northern Illinois Hub current spot market rates. The annual unhedged production based on long term projected averages is approximately 186,000 MW-hrs annually. Therefore, each $10 per MW-hr change in market prices would result in a change in revenue of approximately $2.0 million for the year.
A second hedge for the Minonk Wind Facility will commence on January 1, 2023, for a one year period. The financial hedge is structured to hedge 72% of the Minonk Wind Facility’s expected production volume against exposure to PJM Northern Illinois Hub current spot market rates. The annual unhedged production based on long term projected averages is approximately 189,000 MW-hrs annually.
Under each of the above noted hedges, if production is not sufficient to meet the unit quantities under the hedge, the shortfall must be purchased in the open market at market rates. The effect of this risk exposure could be material but cannot be quantified as it is dependent on both the amount of shortfall and the market price of electricity at the time of the shortfall.
In addition to the above noted hedges, from time to time the Liberty Power Group enters into short-term derivative contracts (with terms of one to three months) to further mitigate market price risk exposure due to production variability. As at March 31, 2018, the Liberty Power Group had entered into hedges with a cumulative notional quantity of approximately 18,475 MW-hrs.
The January 1, 2013 acquisition of the Shady Oaks Wind Facility included a power sales contract, which commenced on June 1, 2012 for a 20 year period. The power sales contract is structured to hedge the preponderance of the Shady Oaks Wind Facility’s production volume against exposure to PJM ComEd Hub current spot market rates.  For the unhedged portion of production based on expected long term average production, each $10 per MW-hr change in market prices would result in a change in revenue of approximately $0.5 million for the year.

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OPERATIONAL RISK MANAGEMENT
Regulatory Risk
Profitability of APUC businesses is, in part, dependent on regulatory climates in the jurisdictions in which those businesses operate. In the case of some Liberty Power Group hydroelectric facilities, water rights are generally owned by governments that reserve the right to control water levels, which may affect revenue.
The Liberty Utilities Group’s facilities are subject to rate setting by state regulatory agencies. The Liberty Utilities Group operates in 12 different states and therefore is subject to regulation from 12 different regulatory agencies. The time between the incurrence of costs and the granting of the rates to recover those costs by state regulatory agencies is known as regulatory lag. As a result of regulatory lag, inflationary effects may impact the ability to recover expenses, and profitability could be impacted. In order to mitigate this exposure, the Liberty Utilities Group seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses. A fundamental risk faced by any regulated utility is the disallowance of costs to be placed into its revenue requirement by the utility's regulator. To the extent proposed costs are not allowed into rates, the utility will be required to find other efficiencies or cost savings to achieve its allowed returns.
The Liberty Utilities Group regularly works with its governing authorities to manage the affairs of the business, employing both local, state level, and corporate resources.
On December 22, 2017, the Tax Cuts and Jobs Act was signed into law which resulted in significant changes to U.S. tax law. Amongst other things, the Act reduced the federal corporate income tax rates from 35% to 21%. The change in corporate tax rates will have a significant impact on the financial operations and regulatory revenue requirements of most public utilities, including the Liberty Utilities Group. The Liberty Utilities Group is working with stakeholders to understand the full implications and impact of the new law. Liberty believes that customers will be best served by dealing with U.S. Tax Reform within the context of a full regulatory rate case, where all factors that comprise rates can be considered.
Condemnation Expropriation Proceedings
The Liberty Utilities Group's distribution systems could be subject to condemnation or other methods of taking by government entities under certain conditions. Any taking by government entities would legally require fair compensation to be paid. Determination of such fair compensation is undertaken pursuant to a legal proceeding and, therefore, there is no assurance that the value received for assets taken will be in excess of book value.
Apple Valley Condemnation Proceedings
On January 7, 2016, the Town of Apple Valley filed a lawsuit seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp ("Liberty Apple Valley").  The lawsuit will be adjudicated in phases.  In the first phase, the Court will determine whether to allow the taking by the Town; under California law, the taking will be allowed unless Liberty Apple Valley proves there is not a “public necessity” for the taking.  If Liberty Apple Valley prevails, the case is concluded and the Town will be required to compensate Liberty Apple Valley for its litigation expenses.  However, if the Court determines that the taking is allowed, there will be a second phase of the trial in which a jury will determine the amount of compensation owed for the taking based upon the fair market value of the assets being condemned.  The Court has been briefed on a related California Environmental Quality Act ("CEQA") lawsuit (challenging the Town’s compliance with CEQA in connection with the proposed condemnation) and heard oral argument in December 2017.  The Court issued the CEQA decision on February 9, 2018 denying Liberty Apple Valley’s CEQA claim.  As a result, the condemnation case will proceed. At present, discovery related to the first phase of the trial is ongoing.  While no date has been set, it is expected that the trial in the first phase will occur in the first quarter of 2019.  If, following that trial, there is a need for a second phase to determine compensation, that trial can be expected to occur six to twelve months after the conclusion of the first phase.
Cycles and Seasonality
Liberty Power Group
The Liberty Power Group's hydroelectric operations are impacted by seasonal fluctuations and year to year variability of the available hydrology. These assets are primarily “run-of-river” and as such fluctuate with natural water flows. During the winter and summer periods, flows are generally lower while during the spring and fall periods flows are generally higher. The ability of these assets to generate income may be impacted by changes in water availability or other material hydrologic events within a watercourse. Year-to-year the level of hydrology varies, impacting the amount of power that can be generated in a year.
The Liberty Power Group's wind generation facilities are impacted by seasonal fluctuations and year-to-year variability of the wind resource. During the fall through spring period, winds are generally stronger than during the summer periods. The ability of these facilities to generate income may be impacted by naturally occurring changes in wind patterns and wind strength.
The Liberty Power Group's solar generation facilities are impacted by seasonal fluctuations and year-to-year variability in the solar radiance. For instance, there are more daylight hours in the summer than there are in the winter, resulting in higher

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production in the summer months. The ability of these facilities to generate income may be impacted by naturally occurring changes in solar radiance.
The Company attempts to mitigate the above noted natural resource fluctuation risks by acquiring or developing generating stations in different geographic locations.
Liberty Utilities Group
The Liberty Utilities Group’s demand for water is affected by weather conditions and temperature. Demand for water during warmer months is generally greater than cooler months due to requirements for irrigation, swimming pools, cooling systems and other outside water use. If there is above normal rainfall or rainfall is more frequent than normal the demand for water may decrease, adversely affecting revenues.
The Liberty Utilities Group’s demand for energy from its electric distribution systems is primarily affected by weather conditions and conservation initiatives. The Liberty Utilities Group provides information and programs to its customers to encourage the conservation of energy. In turn, demand may be reduced which could have short term adverse impacts on revenues.
The Liberty Utilities Group's primary demand for natural gas from its natural gas distribution systems is driven by the seasonal heating requirements of its residential, commercial, and industrial customers. The colder the weather the greater the demand for natural gas to heat homes and businesses. As such, the natural gas distribution system's demand profiles typically peak in the winter months of January and February and decline in the summer months of July and August. Year to year variability also occurs depending on how cold the weather is in any particular year.
The Company attempts to mitigate the above noted risks by seeking regulatory mechanisms during rate case proceedings. While not all regulatory jurisdictions have approved mechanisms to mitigate demand fluctuations, to date, the Liberty Utilities Group has successfully obtained regulatory approval to implement such decoupling mechanisms in 5 of 12 states representing approximately 25% of customers. An example of such a mechanism is seen at the Peach State Gas System in Georgia, where a weather normalization adjustment is applied to customer bills during the months of October through May that adjusts commodity rates to stabilize the revenues of the utility for changes in billing units attributable to weather patterns. The Liberty Utilities Group is presently seeking weather related decoupling mechanisms for its utilities in Missouri and New Hampshire.
Development and Construction Risk
The Company actively engages in the development and construction of new power generation facilities. There is always a risk that material delays and/or cost overruns could be incurred in any of the projects planned or currently in construction, affecting the company’s overall performance.  There are risks that actual costs may exceed budget estimates, delays may occur in obtaining permits and materials, suppliers and contractors may not perform as required under their contracts, there may be inadequate availability, productivity or increased cost of qualified craft labor, start-up activities may take longer than planned, the scope and timing of projects may change, and other events beyond the Company's control may occur that may materially affect the schedule, budget, cost, performance and viability of projects. Regulatory approvals can be challenged by a number of mechanisms which vary across state and provincial jurisdictions.  Such permitting challenges could identify issues that may result in permits being modified or revoked.
Risks Specific to Renewable Generation Projects:
The strength and consistency of the wind resource will vary from the estimate set out in the initial wind studies that were relied upon to determine the feasibility of the wind facility. If weather patterns change or the historical data proves not to accurately reflect the strength and consistency of the actual wind, the assumptions underlying the financial projections as to the amount of electricity to be generated by the facility may be different and cash could be impacted.
The amount of solar radiance will vary from the estimate set out in the initial solar studies that were relied upon to determine the feasibility of the solar facility. If weather patterns change or the historical data proves not to accurately reflect the strength and consistency of the solar radiance, the assumptions underlying the financial projections as to the amount of electricity to be generated by the facility may be different and cash could be impacted.
Energy generated by the Corporation is often sold under a long term PPA. PPAs generally contain customary terms including: the amount paid for energy from the project over the term of the agreement (which rate can be materially higher than prevailing market rates) and a requirement for the project to comply with technical standards and achieve commercial operation within time frames prescribed by the contract. A failure to achieve satisfactory construction progress and/or the occurrence of any permitting or other unanticipated delays at a project could result in a failure to comply with the applicable PPA requirements within the specified time frames. Remedies for failure to comply with material provisions of a PPA generally include, among other items, the potential termination of the agreement by the non-defaulting party.
For certain of its development projects, the Company relies on financing from third party tax equity Investors. These investors typically provide funding upon the achievement of commercial operation of the facility. Should certain facilities not meet the conditions required for tax equity funding, expected returns from the facilities may be impacted.

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Litigation Risks and Other Contingencies
APUC and certain of its subsidiaries are involved in various litigations, claims and other legal and regulatory proceedings that arise from time to time in the ordinary course of business.  Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable.  Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.
See further discussion of claims made by or against APUC or its subsidiaries in Regulatory Risk.
QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended March 31, 2018:

(all dollar amounts in $ millions except per share information)	2nd Quarter 2017	3rd Quarter 2017	4th Quarter 2017	1st Quarter 2018
Revenue	$337.1	$353.7	$411.3	$494.8
Net earnings attributable to shareholders	35.3	47.7	47.2	17.6
Net earnings per share	0.09	0.13	0.11	0.04
Adjusted Net Earnings	39.5	52.0	67.0	141.0
Adjusted Net Earnings per share	0.09	0.13	0.16	0.32
Adjusted EBITDA	147.1	157.7	183.3	279.2
Total assets	8,113.3	8,258.6	8,397.4	8,941.8
Long term debt[1]	3,404.5	3,553.7	3,080.5	3,832.7
Dividend declared per common share	$0.12	$0.12	$0.12	$0.12

	2nd Quarter 2016	3rd Quarter 2016	4th Quarter 2016	1st Quarter 2017
Revenue	$172.9	$169.6	$232.4	$421.7
Net earnings attributable to shareholders	19.0	13.5	35.0	19.3
Net earnings per share	0.07	0.05	0.13	0.05
Adjusted Net Earnings	22.4	27.1	30.6	66.5
Adjusted Net Earnings per share	0.08	0.09	0.10	0.19
Adjusted EBITDA	75.6	76.7	98.4	192.3
Total assets	4,300.5	4,590.1	6,143.9	8,174.9
Long term debt[1]	1,703.1	1,815.1	3,181.7	3,586.5
Dividend declared per common share	$0.11	$0.11	$0.11	$0.12

1	Includes current portion of long-term debt, long-term debt and convertible debentures.
The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.
Quarterly revenues have fluctuated between $169.6 million and $494.8 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations, and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from Canadian operations.
Quarterly net earnings attributable to shareholders have fluctuated between $13.5 million and $47.7 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.

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DISCLOSURE CONTROLS AND PROCEDURES
APUC's management carried out an evaluation as of March 31, 2018, under the supervision of and with the participation of APUC’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of APUC’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of March 31, 2018, APUC’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by APUC in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
MANAGEMENT REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal controls over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the issuer's internal control over financial reporting is that established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
For the three months ended March 31, 2018, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error of fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
APUC prepared its consolidated financial statements in accordance with U.S. GAAP.  The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Significant areas requiring the use of management estimates relate to the useful lives and recoverability of depreciable assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination.  Actual results may differ from these estimates.
APUC’s significant accounting policies and new accounting standards are discussed in notes 1 and 2 to the unaudited interim consolidated financial statements, respectively.
Presentation Currency
Effective January 1, 2018, the Company elected to change its presentation currency from Canadian dollars to U.S. dollars. Over 90% of APUC's consolidated revenue, Adjusted EBITDA and assets are derived from operations in the United States. In addition, APUC's dividend is denominated in U.S. dollars and the Company's common shares are listed on the New York Stock Exchange. The Company believes that the change in reporting currency to U.S. dollars will provide more relevant information for the users of the unaudited interim financial statements as over 90% of the Company's consolidated revenues and assets are derived from operations in the United States.
The Company applied the change to U.S. dollar presentation retrospectively and restated the comparative 2017 financial information as if the U.S. dollar had been used as the reporting currency. Amounts denominated in Canadian dollars are denoted with "C$" immediately prior to the stated amount.

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